EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2019 Financial Results and Provides Second Quarter 2019 Guidance

Company Meets Q1 2019 Revenue, Gross Margin and EPS Guidance

Provides Q2 2019 Guidance Revenue to Increase around 2% to 7% Sequentially, Gross Margin to be around 19.5% to 20.0%, and IFRS Loss per Diluted ADS to be around 2.0 to 3.5 Cents

  Q1 revenue decreased 14.5% sequentially to $163.3M, in line with the Company’s guidance
  Product sales: large driver ICs, 42.9% of revenue, down 5.7% QoQ; small and medium-sized driver ICs, 41.4% of revenue, down 15.4% QoQ; non-driver products, 15.7% of revenue, down 30.2% QoQ
  Q1 IFRS gross margin was 22.6%, down 170bps sequentially, due to less favorable product mix
  Q1 IFRS loss was $2.3M, or 1.3 cents per diluted ADS, down from profit of $8.5M, or 4.9 cents per diluted ADS in Q4 2018
  Q2 gross margin to decline sequentially for three major reasons: higher material cost resulting from an industry-wide material shortage for the large panel driver IC, reduced WLO shipment per an anchor customer’s demand which leads to lower capacity utilization, and product mix change in smartphone segment due to shipment increase of TDDI for lower-end market and traditional driver IC, both generate gross margin lower than the corporate average
  Company made good progress in its TDDI business diversifying into other leading end customers, winning more strategic projects and starting to make production shipment of lower-end HD+ TDDI chips, primarily for a leading Korean smartphone end customer
  Company continues to participate in most of the smartphone OEMs’ ongoing 3D sensing projects covering structured light and time-of-flight (ToF); with ToF, the Company will only focus on transmitter module by leveraging its WLO related expertise
  3D sensing adoption remains low for the Android smartphone makers due to the high hardware cost, long development lead time and the lack of killer applications
  Company has completed the feasibility study for Gen 2 SLiM™ solutions covering detailed specifications, performance and cost. Will seek feedback from Android smartphone OEMs to determine the way forward for 3D sensing total solution strategy; Company remains committed to be the leader in the optics for structured light 3D sensing
  Company disclosed in 20-F filing in March 2019 to expect WLO shipment volume in 2019 to decline significantly year-over-year starting from Q3 due to WLO anchor customer’s product replacement decision. Company now expects its 2H19 WLO shipment to increase significantly from 1H19 to a scale comparable to that of the same period last year due to WLO anchor customer’s new decision
  Company remains positive on its long-term business outlook

TAINAN, Taiwan, May 09, 2019 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter ended March 31, 2019.

SUMMARY FINANCIALS

First Quarter 2019 Results Compared to First Quarter 2018 Results (USD in millions) (unaudited)
	Q1 2019	Q1 2018	CHANGE
Net Revenue	$163.3	$162.9	+0.3%
Gross Profit	$36.9	$36.6	+0.7%
Gross Margin	22.6%	22.5%	+0.1%
IFRS Loss Attributable to Shareholders	($2.3)	($2.8)	+18.0%
Non-IFRS Loss Attributable to Shareholders	($2.0)(1)	($2.6)(2)	+24.0%
IFRS EPS (Per Diluted ADS, USD)	($0.013)	($0.016)	+18.0%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.011)(1)	($0.015)(2)	+24.0%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.02 million non-cash acquisition related charge, net of tax.
(2) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.08 million non-cash acquisition related charges, net of tax.

First Quarter 2019 Results Compared to Fourth Quarter 2018 Results (USD in millions) (unaudited)
	Q1 2019	Q4 2018	CHANGE
Net Revenue	$163.3	$191.0	-14.5%
Gross Profit	$36.9	$46.4	-20.5%
Gross Margin	22.6%	24.3%	-1.7%
IFRS Profit (Loss) Attributable to Shareholders	($2.3)	$8.5	-127.4%
Non-IFRS Profit (Loss) Attributable to Shareholders	($2.0)(1)	$8.7(2)	-122.5%
IFRS EPS (Per Diluted ADS, USD)	($0.013)	$0.049	-127.4%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.011)(1)	$0.050(2)	-122.5%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.02 million non-cash acquisition related charge, net of tax.
(2) Non-IFRS Profit attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.02 million non-cash acquisition related charge, net of tax.

“Our first quarter 2019 revenues, gross margin and EPS all met our guidance issued on February 19. The anticipated decline in revenue was primarily a result of several factors that include the impact of seasonality, customers’ inventory correction on smartphone and the worldwide sluggish automotive sales. IFRS gross margin for the first quarter declined sequentially due to less favorable product mix,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“As the current market conditions, including global economy, oversupply of TV panel markets, weak global smartphone demand and automotive sales, and customers’ ongoing downward inventory adjustment in smartphone TDDI, have not shown signs of improvement, we will continue to experience pricing and cost pressure. For the second quarter, we expect revenue to increase sequentially, driven primarily by the shipment increase of TDDI and traditional driver IC for smartphone. Gross margin, however, is expected to decline for three major reasons: higher material cost resulting from an industry-wide material shortage for the large panel driver IC, reduced WLO shipment per an anchor customer’s demand which leads to lower capacity utilization, and the product mix change in smartphone segment due to shipment increase of TDDI for lower-end market and traditional driver IC, both generate gross margin lower than the corporate average.”

“Looking ahead into the second half, among our major product segments, we expect TDDI and WLO shipments to increase significantly, offset by shipment decline of the traditional discrete driver ICs for smartphones and automotive display drivers. Notably, our TDDI solutions made good progress in diversifying into other leading smartphone end customers, winning more strategic projects and expanding to other applications beyond smartphone. Such new design-wins, new end customers and new markets will contribute to our TDDI sales in Q2 and a strong growth for the remainder of 2019. In terms of WLO business, we were informed of a product replacement decision by our WLO anchor customer after our last earnings call on February 19, 2019. Foreseeing that WLO shipment volume in 2019 will decline significantly starting from the third quarter, we disclosed the information in our 20-F filing in March. The filing also warned of the additional negative impact the anticipated volume fall-off would cause to our 2019 margin and profitability as the substantial cut-back of WLO fab capacity utilization would lead to higher equipment depreciation and fab overhead on a per unit basis. As it turns out, we have very recently been notified by the anchor customer of their new decision. Contrary to our earlier warning, we now expect the second half WLO shipment to increase significantly to a scale comparable to that of the same period last year with therefore similar amount of equipment depreciation and fab overhead charges on a per unit basis. In parallel, we expect the traditional discrete driver ICs for smartphone to decline substantially in the second half 2019 as its addressable market in smartphone continues to be quickly replaced by TDDI and AMOLED. Moreover, in automotive display segment, on the backdrop of a feeble car market, the penetration of displays into vehicles is also maturing. Therefore, we may not be able to see the same kind of growth that we enjoyed in the past several years. However, we are still the leader in this space and we are leading the market in the introduction of new technologies including TDDI, AMOLED and local dimming timing controller. We believe such new technologies will rejuvenate the industry and bring it back to a growth trajectory. As to our large-panel driver IC business, while the large display market is still clouded with concerns of oversupply and waning demand, our current forecast for the second half is showing signs of revenue rebound thanks to certain of our product upgrades and earlier design-wins and, most importantly, our efforts to secure additional COF capacity which is leading to more allocation from our panel customers and even more design-wins. The margin for large panel driver will likely still be under pressure during the second half but we are working on ways to improve the costs and margin,” said Mr. Jordan Wu.

“On 3D sensing, we continue to participate in most of the smartphone OEMs’ ongoing 3D sensing projects covering structured light and time-of-flight (ToF). At present, Android smartphone’s front-facing 3D sensing adoption is still hindered by the high hardware cost, long development lead time, and the lack of killer applications. Reacting to their lukewarm response, we started to work on the next generation SLiM™ 3D sensing, aiming to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting the majority of Android smartphone players. Currently, we have completed the feasibility study for Gen 2 SLiM™ solutions covering detailed specifications, performance and cost. We will seek feedback from Android smartphone OEMs to determine the way forward for 3D sensing total solution strategy. For the avoidance of doubt, we remain and are committed to be the leader in the optics for structured light 3D sensing where we are currently engaged in multiple development projects from multiple customers. Being a leading provider of 3D sensing technology, we are also an active participant in smartphone OEMs’ design projects for new devices involving ToF technology. Unlike structured light 3D sensing where we provide total solution or just projector module or optics depending on customers’ needs, with ToF, we will only focus on transmitter module by leveraging our WLO related expertise.”

“Last but not least, we fully realize that this quarter will mark the second consecutive quarter that we will make a bottom line loss, the first in our corporate history. While we remain committed to our big picture strategy, we are actively taking measures to get back to steady profitability,” said Mr. Jordan Wu.

First Quarter 2019 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q1 2019%		Q1 2018%		% Change
Display drivers for large-sized panels	$70.0	42.9%	$59.3	36.4	+18.0%
Display drivers for small/medium-sized panels	$67.6	41.4%	$71.7	44.0	-5.8%
Non-driver products	$25.7	15.7%	$31.9	19.6	-19.0%
Total	$163.3	100.0%	$162.9	100.0%	+0.3%

	Q1 2019%		Q4 2018%		% Change
Display drivers for large-sized panels	$70.0	42.9%	$74.2	38.9%	-5.7%
Display drivers for small/medium-sized panels	$67.6	41.4%	$79.8	41.8%	-15.4%
Non-driver products	$25.7	15.7%	$37.0	19.3%	-30.2%
Total	$163.3	100.0%	$191.0	100.0%	-14.5%

The Company recorded net revenues of $163.3 million for the first quarter, representing a decrease of 14.5% sequentially and an increase of 0.3% year-over-year. The first quarter is traditionally the bottom of the year in terms of sales because it has fewer working days due to the Lunar New Year holidays. Customers’ inventory correction on smartphone and the worldwide sluggish automotive sales also negatively impacted the Company’s first quarter revenues. Gross margin was 22.6%, down 170 basis points sequentially due to less favorable product mix. IFRS loss per diluted ADS were 1.3 cents, in line with the guidance range of 1.0 to 3.0 cents. Non-IFRS loss per diluted ADS were 1.1 cents, in line with the guidance range of 0.8 to 2.8 cents.

Revenue from large display drivers was $70.0 million, down 5.7% sequentially, and up 18.0% year-over-year. The sequential decline reflected the impact of seasonality while the year-over-year increase was driven by higher ASP and more 4K TV shipment. Large panel driver ICs accounted for 42.9% of the Company’s total revenues for the first quarter, compared to 38.9% in the fourth quarter of 2018 and 36.4% a year ago.

Revenue for small and medium-sized display drivers came in at $67.6 million, down 15.4% sequentially and down 5.8% year-over-year. The driver ICs for the segment accounted for 41.4% of total sales for the first quarter, as compared to 41.8% in the fourth quarter of 2018 and 44.0% a year ago. Revenue for this segment in the first quarter declined by mid-teens as anticipated due to seasonality, declining cars sales across all major markets, and most importantly, the lackluster demand of the global smartphone market.

Sales into smartphones were down 25.5% sequentially and down 4.1% year-over-year. The sequential decline was mainly caused by lower TDDI shipment and ASP reflecting weak smartphone market and a major TDDI customer’s inventory correction. The year-over-year decline was due to the much-decreased shipment in traditional driver IC for smartphone, down close to 50%, as the traditional driver IC is being quickly replaced by TDDI and AMOLED but offset by higher TDDI sales. Display drivers for tablet and other consumer products were down 4.2% sequentially and 27.8% year-over-year due to weak overall market demand.

Driver IC revenue for automotive applications reached $28.5 million, down 13.4% sequentially but up 14.5% year-over-year, accounting for 20.7% of its total driver IC revenue. The sequential decline partially reflected seasonality but was largely driven by the weak car sales momentum across all major markets. Another attributing factor is the new European Union emissions regulations effective September last year which has since caused car sales to slump for several major European automakers.

Revenues from non-driver businesses were $25.7 million, down 30.2% sequentially and down 19.0% from last year. Non-driver products accounted for 15.7% of total revenues, as compared to 19.3% in the fourth quarter of 2018 and 19.6% a year ago. Lower shipments of timing controllers have attributed to both the sequential and year-over-year decline. The WLO anchor customer’s lower seasonal demand also contributed negatively to the sequential decline, but on a year-over-year basis WLO shipment almost doubled.

IFRS gross margin for the first quarter was 22.6%, down 170 basis points sequentially and up 10 basis points from the same period last year, both a result of product mix.

IFRS operating expenses were $40.2 million in the first quarter, down 2.0% from the preceding quarter and up 1.0% from a year ago. The slight year-over-year increase was primarily a result of increased depreciation expense, mainly from the new building and equipment needed to support the 3D sensing business. However, salary expense came down from last year due to NT dollar depreciation against US dollar as the Company pays the bulk of its employee salaries in NT dollars. Likewise, on a sequential basis, salary and R&D expenses also came down while depreciation charge also went up for the same reason.

IFRS operating margin for the first quarter was -2.1%, little changed from -2.0% in the same period last year but down from 2.8% in the prior quarter. The sequential decrease was primarily a result of lower sales and gross margin, offset by lower operating expenses. The year-over-year decline was a result of higher operating expenses.

First quarter non-IFRS operating loss was $2.9 million, or -1.8% of sales, versus non-IFRS operating loss of 2.9 million, or -1.8% of sales, for the same period last year and down from 3.0% a quarter ago.

IFRS loss for the first quarter was $2.3 million, or 1.3 cents per diluted ADS, compared to profit of $8.5 million, or 4.9 cents per diluted ADS, in the previous quarter and IFRS loss of $2.8 million, or 1.6 cents per diluted ADS, a year ago. Part of the sequential profit decrease was a result of lower sales and lower gross margin, offset by lower operating expenses. Another factor causing the profit decline is the last quarter’s revaluation gain on investment of $2.9 million, accounting for 1.7 cents per diluted ADS, coming from an AI startup investment made in November 2017 that the Company reported during the fourth quarter 2018 earnings call. Excluding the investment gain, IFRS profit for Q4 2018 would be $5.6 million or 3.2 cents per diluted ADS.

First quarter non-IFRS loss was $2.0 million, or 1.1 cents per diluted ADS, compared to non-IFRS profit of $8.7 million, or 5.0 cents per diluted ADS last quarter and non-IFRS loss of $2.6 million, or 1.5 cents per diluted ADS the same period last year. Excluding the above-mentioned investment gain, non-IFRS profit for Q4 2018 would be $5.8 million or 3.3 cents per diluted ADS.

Balance Sheet and Cash Flow

Himax had $108.2 million of cash, cash equivalents and other financial assets as of the end of March 2019, compared to $151.9 million at the same time last year and $117.7 million a quarter ago. On top of the cash position, restricted cash was $164.3 million at the end of the quarter, same to the preceding quarter and up from $147.0 million a year ago. The restricted cash is mainly used to guarantee the Company’s secured short-term borrowing for the same amount. The Company had $40 million unsecured short-term loan at the end of Q1. It expects the loan balance to rise further next quarter primarily due to land payment.

Himax’s inventories as of March 31, 2019 were $189.3 million, up from $162.6 million a quarter ago and up from $148.0 million at the same time last year. Accounts receivable at the end of March 2019 were $176.2 million as compared to $166.6 million a year ago and $189.3 million last quarter. DSO was 97 days at the end of March 2019, as compared to 92 days a year ago and 95 days at end of the last quarter. As highlighted in the last earnings call, in response to capacity shortage of foundry and certain packaging material, the Company had to keep the inventory level higher than usual. Looking forward, given the prevailing uncertain market conditions the Company has started to control its inventory level, targeting to bring it down to a more normal level soon.

Net cash outflow from operating activities for the first quarter was $22.1 million as compared to an inflow of $2.3 million for the same period last year and an inflow of $2.3 million last quarter. Net cash outflow from additional inventory buildup, mainly for driver ICs including TDDI, amounted to $31.5 million during the quarter. As highlighted above, in response to capacity shortage of foundry and certain packaging material, the Company had to keep the inventory level higher than usual.

First quarter capital expenditures were $6.3 million, versus $18.6 million a year ago and $5.2 million last quarter. The investment in design tools and R&D related equipment for its traditional IC design business amounted to $2.4 million in the quarter. The remaining $3.9 million was for the ongoing payments for the new building’s construction, WLO capacity expansion and installation of active alignment capacity to support the Company’s 3D sensing business. The second quarter capex for the Company’s expansion project will reach the peak, budgeted to be $33 million, including $27.7 million for the land purchase. By then it will have concluded substantially all the capex payments for the expansion project with just $3 million left to be made.

Share Buyback Update

As of March 31, 2019, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.6 million.

Q2 2019 Outlook

Himax expects the second quarter gross margin to decline around 3% with slightly increasing revenue from the previous quarter. The Company fully realizes that this quarter mark the second consecutive quarter that it will make a bottom line loss, the first in the Company’s corporate history. While Himax remain committed to its big picture strategy, Himax is actively taking measures to get back to steady profitability. The second quarter gross margin will decline for three major reasons. Firstly, the higher material cost of the large panel driver IC resulting from an industry-wide material shortage will lead to lower gross margin. The Company’s large-size panel customers are going through a difficult period of increasing supply and lackluster demand right now. Himax thought it was prudent not to pass on the rising material cost to its customers as it used to for the consideration of long term relationship. Secondly, the gross margin of the WLO business would also fall because of reduced shipment per an anchor customer’s demand which will lead to lower capacity utilization. The Company expects the gross margin of WLO to return to a much-improved level in the second half when orders are expected to come back strongly, reflecting the anchor customer’s demand seasonality. Finally, smartphone segment gross margin would likely shrink a little for product mix change. Himax anticipates significant sequential increase in the second quarter shipment of TDDI for lower-end market and certain traditional discrete driver IC for smartphones. Both will generate gross margins lower than the corporate average.

Based on its Q1 results and Q2 outlook, Himax’s 1H19 revenue would experience year-over-year decline as the current market conditions have not shown signs of improvement. The uncertain market conditions, including global economy, oversupply of TV panel markets, weak global smartphone demand and automotive sales, have led to pricing and cost pressure for Himax. Customers’ ongoing downward inventory adjustment in smartphone TDDI was also outside of the Company’s expectation. However, looking ahead into the second half, among its major product segments, the Company expects TDDI and WLO shipments to increase significantly, offset by shipment decline of the traditional discrete driver ICs for smartphones and automotive display drivers. Automotive display drivers are expected to stay relatively weak following several years’ strong and continuous growth.

Last but not least, Himax continues to tighten its cost and expense controls. The Company is in the process of bringing inventory down from an unusually high level which was built up in response to material shortage. It expects to begin to see reduction in inventory days and in absolute value in Q2. The Company is also putting close control in R&D expenses, targeting to continuing R&D activities across its strategic areas without raising R&D expenses from the last year. These include next generation display driver technology for 8K TV and AMOLED, 3D sensing for both mobile phone and non-mobile phone applications and AI-based ultra-low power smart sensing solutions. Total opex for 2019 is budgeted to be at around the same level as that of the last year excluding the anticipated increase of $4.9 million in depreciation arising primarily from the construction of the new fab.

Comparing to the First quarter 2019 revenues, Himax expects large display driver ICs to decline by mid-teens, small and medium-sized display driver IC to increase by more than 20% and its non-driver IC business to increase by mid-single digit in the second quarter 2019.

Display Driver IC Market
LDDIC
The Company expects its large display driver IC business’s gross margin to be under pressure due to the panel market is in over-supply and COF, the material needed to make large panel driver IC, which is in shortage. Q2 revenue in this segment is expected to decrease by mid-teens sequentially with lower gross margin, as mentioned earlier. While the large display market is still clouded with concerns of oversupply and waning demand, Himax’s current forecast for the second half is showing signs of revenue rebound thanks to certain of its product upgrades and earlier design-wins and, most importantly, its efforts to secure additional COF capacity which is leading to more allocation from the Company’s panel customers and even more design-wins. The margin for large panel driver will likely still be under pressure during the second half but Himax is working on ways to improve the costs and margin.

On technology development, the Company has started shipping 8K TV related ICs to one of its industry leading panel customers and expect a few more to come during the second half when more TV brands are scheduled to launch new 8K TV models. Having said that, 8K TVs are still expected to hold a small share in the TV market because 8K content and transmission technology have not yet matured. But 8K TV is a strategic area for Himax as it will boost demand for higher LCD driver ICs and timing controller contents over the next few years.

SMDDIC
On smartphone, declining sales into the smartphone market has been the key factor causing Himax’s P&L pressure over the last few quarters, especially considering that smartphone market had been the number one contributor to its top and bottom lines for many years in the past. The Company is determined to take back market share by securing more tier one customers with the existing TDDI products and advancing its technology to win the next generation TDDI market.

Reflecting weak smartphone demand and a bigger-than-expected inventory correction by a major Chinese end customer, the Company’s first quarter TDDI shipment declined more than 30% sequentially. The fluctuation is high due to its rather concentrated customer base for the time being. Despite the unsatisfactory Q1 result, Himax made good progress in diversifying into other leading end customers, winning more strategic projects and starting to make production shipment of lower-end HD+ TDDI chips, primarily for a leading Korean smartphone end customer. As the Company reported in the last earnings call, because of capacity constraint, it chose to limit its TDDI shipment to only higher-end FHD+ projects previously as they yield higher revenue and better margin. Himax has expanded partnership with the leading Korean smartphone customer which has been a partner of the Company for a long time. It expects more shipments for other leading smartphone makers to begin in the second half and possibly expand its end product coverage of TDDI shipment to tablet market. Such new design-wins, new end customers and new markets will contribute to the Company’s TDDI sales in Q2 and a strong growth for the remainder of 2019.

Looking ahead, Himax is in the forefront of offering new generation TDDIs which will further enable narrow bezel panel design without the usage of COF packaging. As the Company described earlier, COF material not only is costly but also suffers from serious supply constraint. This will provide a new option for smartphone design going forward. Himax is working on several design-in projects with its new generation TDDI with more customers in evaluation stage right now.

The Company just mentioned that it could potentially start shipping TDDI chips for tablet market within this year. In fact, it won’t take long to also see the adoption of TDDI in automotive display, tablet with active stylus and even 2-in-1 notebooks. Himax is in the frontier in terms of exploring those opportunities and engagement with customers. Its TDDI for automotive display has started production shipment in Q1 to a leading panel customer for the use of a prominent car maker. The initial volume started small but the pipeline for next year’s mass production looks promising. This could potentially resume the growth of its automotive segment and strengthen its gross margin amidst the stagnant car market worldwide. On tablet, the Company’s TDDI chips are under verification by panel makers. It expects revenue contribution to start from Q4 this year with a number of leading end customers. Furthermore, it is leading the industry in TDDI with active stylus by partnering with the world's leading brands for pen tablets and interactive pen displays. While both segments are smaller than smartphone in terms of volume, they do represent growth areas for Himax’s TDDI solutions in the near future.

In addition to TDDI, Himax is also seeing a stronger second quarter for traditional discrete driver ICs in smartphone segment. Its design-win with a major Chinese smartphone maker went into production in March and shipment is set to expand strongly in Q2 per the customer’s forecast. Notwithstanding this rebound, the trend of the traditional discrete driver ICs’ addressable market being quickly replaced by TDDI and AMOLED in smartphone will continue. The Company expects the traditional discrete driver ICs for smartphone to decline substantially in the second half 2019.

Combining significantly more shipment of low-end TDDI and discrete smartphone driver, the Company’s Q2 sales into the smartphone market is expected to increase by close to 50% sequentially. However, such growth in revenue will lead to lower overall corporate gross margin as both products generate lower gross margin than the corporate average.

On AMOLED product line, Himax has been collaborating closely with leading panel makers across China for product development. Himax believes AMOLED driver ICs will be one of the long-term growth engines for its small panel driver IC business.

In automotive display segment, Himax’s panel customers were greatly affected by the weakened worldwide automotive market demand during the first quarter. Many were forced to reduce shipments to major European makers due to the new and tightened European Union emission testing rules. Suffering from high inventory, the Company’s panel customers are foreseeing a sequential decline of shipments in the second quarter for automotive segment. As Himax commands more than 30% of the global automotive display driver IC market, such wide range inventory correction has had a significant impact on its business. Q2 sales into this segment is likely to decrease by mid-single digit sequentially. Looking forward, on the backdrop of a feeble car market, the penetration of displays into vehicles is also maturing. Therefore, Himax may not be able to see the same kind of growth that it enjoyed in the past several years from automotive segment. However, Himax is still the leader in this space and it is leading the market in the introduction of new technologies including TDDI, AMOLED and local dimming timing controller. The Company believes such new technologies will rejuvenate the industry and bring its automotive sales back to a growth trajectory.

Himax’s tablet and consumer electronics businesses represented around 10% of its total sales in the first quarter. Although the overall markets remain weak, it expects tablet business to rebound during Q2 for additional shipment to a leading end customer and white box market as well as improved foundry supply for this segment. As mentioned earlier, it also started to provide OEMs with samples for its world leading in-cell TDDI that supports the use of active stylus for tablet in the first quarter. The Company will report progress in due course. Combing tablet and consumer electronics businesses, Himax expects a sales increase of around 20% sequentially in the second quarter.

For second-quarter small and medium-sized driver IC business, Himax expects revenue to increase by more than 20% sequentially.

Non-Driver Product Categories
3D Sensing Solutions
Himax continues to participate in most of the smartphone OEMs’ ongoing 3D sensing projects covering structured light and time-of-flight (ToF). At present, Android smartphone’s front facing 3D sensing adoption is still hindered by the high hardware cost, long development lead time, and the lack of killer applications. Instead of 3D sensing, most of the Android phone makers have chosen the fingerprint technology which can achieve similar phone unlock and online payment functions with a much lower cost. Reacting to their lukewarm response, Himax started to work on the next generation SLiMTM 3D sensing, aiming to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting the majority of Android smartphone players. Currently it has completed the feasibility study for its Gen 2 SLiMTM solutions covering detailed specifications, performance and cost. The Company’s next step is to seek feedback from Android smartphone OEMs. With that, it will then determine the way forward for its 3D sensing total solution strategy. For the avoidance of doubt, the Company remain and is committed to be the leader in the optics for structured light 3D sensing where it is currently engaged in multiple development projects from multiple customers.

Being a leading provider of 3D sensing technology, Himax is also an active participant in smartphone OEMs’ design projects for new devices involving ToF technology. The Company sees ToF building momentum in such use cases as advanced photography, distance/dimension measurement and 3D depth information generation for AR. Unlike structured light 3D sensing where it provides total solution or just projector module or optics depending on customers’ needs, with ToF, it will only focus on transmitter module by leveraging its WLO related expertise.

The Company has mentioned previously that 3D sensing can have a wide range of applications beyond smartphone. It has started to explore business opportunities in various industries that are typically less sensitive to cost and always require a total solution. Among such projects is a collaboration effort with Kneron, an industry leader in edge-based artificial intelligence in which the Company has made an equity investment, to develop an AI-enabled 3D sensing solution targeting security and surveillance markets. The Company is also working with partners/customers on new applications covering home appliances and industrial manufacturing.

As to the Himax’s capex investment for 3D sensing production capacity, while the Company still needs to absorb the associated cost in the short term, the capacity is a strategic investment necessary to substantiate engagement with customers. The production capacity, which is primarily WLO fab, can be used not only to support its own SLiMTM total solution, it is essential for Himax to provide optics products to customers for their structured light or ToF 3D sensing projects. Furthermore, the WLO capacity can be used for various other product areas including, but not limited to, waveguide for AR goggle device where it is still getting frequent enquiries from top tech companies. As a matter of fact, having some readily available production capacity has become a competitive advantage to participate in leading customers’ new design projects at a time when the smartphone product cycle, and therefore the design lead time, is getting shorter. With the capacity, coupled with the Company's unique knowhow in providing sophisticated diffractive optics design, Himax is often the partner of choice when customers are exploring advanced optical challenges.

WLO
As anticipated, the first quarter WLO revenue declined substantially due to an anchor customer’s lower seasonal demand. Himax expects further reduction for the second quarter. The much-reduced shipment will lead to lower capacity utilization and therefore negatively impact its Q2 gross margin. Himax’s WLO business has been largely dependent on one anchor customer for the past couple of years, despite good design-in pipelines and collaboration projects with multiple customers. The Company was informed of a product replacement decision by the anchor customer after its last earnings call on February 19, 2019. Foreseeing that WLO shipment volume in 2019 will decline significantly starting from the third quarter, Himax disclosed the information in its 20-F filing in March. The filing also warned of the additional negative impact the anticipated volume fall-off would cause its 2019 margin and profitability as the substantial cut-back of WLO fab capacity utilization would lead to higher equipment depreciation and fab overhead on a per unit basis. As it turns out, the Company has very recently been notified by the anchor customer of their new decision. Contrary to its earlier warning, Himax now expect the second half WLO shipment to increase significantly to a scale comparable to that of the same period last year with therefore similar amount of equipment depreciation and fab overhead charges on a per unit basis. As a semiconductor company, Himax is not immune to a customer’s supplier decision which can work in or against its favor. The Company believes the customer’s earlier replacement decision was a normal occurrence in the semiconductor industry and is pleased that its new decision has removed the concerns on the short-term impact over the revenue and profitability of the Company’s WLO business. Regardless, it believes such incidents would not affect its long-term partnership with the anchor customer. In fact, the Company is very optimistic about the growth opportunities it has with the customer. Himax has many ongoing development projects for their future generation products centering around its exceptional design know-how and mass production expertise in WLO and related technologies.

CMOS Image Sensor
On CMOS image sensor business updates, Himax continues to make great progress with its machine-vision sensor product lines. Himax and Emza unveiled the second generation WiseEye AIoT intelligent vision solution at the ISC West 2019 in early April. The solution is consisted of Himax’s industry leading ultra-low power sensor and ASIC designs with Emza’s unique AI-based, ultra-low power computer vision algorithm. The solution is uniquely positioned for AIoT markets featuring battery-powered human detection sensor, AI-based machine learning and always-on visual sensor, all operating at the edge device. Furthermore, it brings an enhanced user experience and better-informed decision-making running on minimal power and much better cost compared to similar solutions consuming much higher power. The Company is pleased with the status of engagement with leading players in areas such as connected home, smart building and security. In parallel, it is actively participating in the rapidly growing AIoT eco-system which it believes will open up further future opportunities for Himax.

For traditional human vision segments, Himax sees strong demands in laptop and increasing shipment for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
In 2018, many AR goggle devices were launched, targeting primarily niche industrial or business applications, with top name multinationals continuing to invest heavily to develop the ecosystem -- applications, software, operating system, system electronics, and optics. While AR goggles will take a few more years to fully realize its market potential, Himax believes LCOS remains the mainstream technology in this space. The Company’s technology leadership and proven manufacturing expertise are evidenced by the growing list of AR goggle device customers and ongoing engineering projects. In addition, Himax continues to make great progress in developing high-end holographic head-up displays for high-end automotive. LCOS for both goggle device and HUD enjoy much higher ASP and better gross margin for Himax and represents a long-term growth driver for the Company.

For non-driver IC business, the Company expects revenue to increase by mid-single digit sequentially in the second quarter.

Second Quarter 2019 Guidance
The Company is providing the following financial guidance for the second quarter of 2019:
Net Revenue:	To increase around 2% to 7% sequentially
Gross Margin:	To be around 19.5% to 20.0%, depending on final product mix
IFRS Loss:	To be around 2.0 to 3.5 cents per diluted ADS

The second quarter gross margin will decline for three major reasons. Firstly, the higher material cost of the large panel driver IC resulting from an industry-wide material shortage will lead to lower gross margin. Himax’s large-size panel customers are going through a difficult period of increasing supply and lackluster demand right now. The Company thought it was prudent not to pass on the rising material cost to its customers as it used to for the consideration of long term relationship. Secondly, the gross margin of the WLO business would also fall because of reduced shipment per an anchor customer’s demand which will lead to lower capacity utilization. The Company expects the gross margin of WLO to return to a much-improved level in the second half when orders are expected to come back strongly, reflecting the anchor customer’s demand seasonality. Finally, smartphone segment gross margin would likely shrink a little for product mix change. Himax anticipates significant sequential increase in the second quarter shipment of TDDI for lower-end market and certain traditional discrete driver IC for smartphones. Both will generate gross margins lower than the corporate average.

HIMAX TECHNOLOGIES FIRST QUARTER 2019 EARNINGS CONFERENCE CALL

DATE:	Thursday, May 9th, 2019
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	7765575
WEBCAST:	https://edge.media-server.com/m6/p/rz7dfvoh

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on May 16th, 2019 (11:30 p.m. Taiwan time, May 16th, 2019) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 7765575. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 9th, 2020.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,965 patents granted and 517 patents pending approval worldwide as of March 31st, 2019. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2018 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
John Mattio, President
Lamnia International
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2019	2018	2018

Revenues	$163,334	$162,851	$191,006

Costs and expenses:
Cost of revenues	126,469	126,254	144,624
Research and development	30,357	30,040	30,424
General and administrative	5,522	4,906	5,650
Sales and marketing	4,363	4,895	4,969
Total costs and expenses	166,711	166,095	185,667

Operating income (loss)	(3,377)	(3,244)	5,339

Non operating income (loss):
Interest income	562	549	605
Changes in fair value of financial assets at fair value through profit or loss	(17)	1	2,104
Foreign currency exchange gains (losses), net	277	(258)	(68)
Finance costs	(476)	(252)	(337)
Share of profit (losses) of associates	41	(844)	1,397
Other income	23	4	176
	410	(800)	3,877
Profit (loss) before income taxes	(2,967)	(4,044)	9,216
Income tax expense (benefit)	-	(728)	1,390
Profit (loss) for the period	(2,967)	(3,316)	7,826
Loss attributable to noncontrolling interests	648	487	637
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(2,319)	$(2,829)	$8,463

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.013)	$(0.016)	$0.049
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.013)	$(0.016)	$0.049

Basic Weighted Average Outstanding ADS	172,540	172,499	172,540
Diluted Weighted Average Outstanding ADS	172,557	172,536	172,556

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2019	2018	2018
Share-based compensation
Cost of revenues	$-	$12	$-
Research and development	13	57	13
General and administrative	2	9	2
Sales and marketing	4	13	4
Income tax benefit	(4)	(12)	(4)
Total	$15	$79	$15

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$470	$246	$310
Income tax benefit	(122)	(71)	(78)
Total	$348	$175	$232

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2019	December 31, 2018	March 31, 2018
Assets
Current assets:
Cash and cash equivalents	$96,753	$106,437	$139,806
Financial assets at amortized cost	11,476	11,229	11,753
Financial assets at fair value through profit or loss	-	-	361
Accounts receivable, net	176,152	189,279	166,603
Inventories	189,317	162,561	147,962
Income taxes receivable	55	72	45
Restricted deposit	164,324	164,326	147,000
Other receivable from related parties	2,780	2,780	3,515
Other current assets	24,064	17,731	19,609
Total current assets	664,921	654,415	636,654
Financial assets at fair value through profit or loss	9,750	9,768	1,600
Financial assets at fair value through other comprehensive income	776	791	1,522
Equity method investments	4,130	4,064	9,905
Property, plant and equipment, net	118,759	111,067	95,953
Deferred tax assets	13,698	13,904	8,199
Goodwill	28,138	28,138	28,138
Other intangible assets, net	10,169	10,778	3,027
Restricted deposit	130	130	481
Other non-current assets	3,682	3,623	8,579
	189,232	182,263	157,404
Total assets	$854,153	$836,678	$794,058
Liabilities and Equity
Current liabilities:
Unsecured borrowings	$40,000	$20,000	$-
Secured borrowings	164,000	164,000	147,000
Financial liability at amortized cost	5,071	5,071	4,920
Accounts payable	147,281	150,500	134,970
Income taxes payable	5,807	6,007	4,920
Other payable to related party	3,937	3,797	1,900
Other current liabilities	41,599	41,780	44,701
Total current liabilities	407,695	391,155	338,411
Net defined benefit liabilities	150	151	1,178
Deferred tax liabilities	1,702	1,759	106
Other non-current liabilities	5,256	1,326	3,672
	7,108	3,236	4,956
Total liabilities	414,803	394,391	343,367
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	104,768	104,749	104,533
Treasury shares	(8,819)	(8,819)	(8,878)
Accumulated other comprehensive income	(537)	(549)	(322)
Retained earnings	241,838	244,157	250,574
Equity attributable to owners of Himax Technologies, Inc.	444,260	446,548	452,917
Noncontrolling interests	(4,910)	(4,261)	(2,226)
Total equity	439,350	442,287	450,691
Total liabilities and equity	$854,153	$836,678	$794,058

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2019	2018	2018

Cash flows from operating activities:
Profit (loss) for the period	$(2,967)	$(3,316)	$7,826
Adjustments for:
Depreciation and amortization	6,320	5,098	4,869
Expected credit loss recognized on accounts receivable	-	-	100
Share-based compensation expenses	19	91	19
Gain on disposals of property, plant and equipment	(6)	-	-
Changes in fair value of financial assets at fair value through profit or loss	17	(1)	(2,104)
Interest income	(562)	(549)	(605)
Finance costs	476	252	337
Income tax expense (benefit)	-	(728)	1,390
Share of losses (profit) of associates	(41)	844	(1,397)
Inventories write downs	4,750	2,954	6,003
Foreign currency exchange losses (gains) of financial assets	(91)	(222)	9
	7,915	4,423	16,447
Changes in:
Accounts receivable	12,862	22,171	(1,766)
Inventories	(31,506)	(15,716)	(22,752)
Other receivable from related parties	-	(15)	60
Other current assets	(6,027)	(1,672)	(583)
Accounts payable	(3,219)	(4,963)	8,947
Other payable to related party	140	(300)	1,547
Net defined benefit liabilities	51	26	(99)
Other current liabilities	(2,022)	(1,629)	1,770
Other non-current liabilities	-	(7)	(491)
Cash generated from operating activities	(21,806)	2,318	3,080
Interest received	257	166	916
Interest paid	(462)	(170)	(216)
Income tax paid	(41)	(37)	(1,445)
Net cash provided by (used in) operating activities	(22,052)	2,277	2,335

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(6,260)	(18,550)	(5,218)
Proceeds from disposal of property, plant and equipment	6	-	-
Acquisitions of intangible assets	(29)	(94)	(582)
Acquisitions of financial assets at amortized cost	(881)	(1,897)	(737)
Proceeds from disposals of financial assets at amortized cost	803	754	1,556
Acquisitions of financial assets at fair value through profit or loss	(8,095)	(4,330)	(7,644)
Proceeds from disposals of financial assets at fair value through profit or loss	8,086	26,506	7,626

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2019	2018	2018
Acquisition of business	$(700)	$(700)	$-
Proceeds from capital reduction of investment	-	-	55
Acquisition of equity method investment	-	-	(2,093)
Decrease (increase) in refundable deposits	10	(1)	78
Releases (pledges) of restricted deposit	2	(11)	3
Cash paid for loan made to related party	-	(250)	-
Income tax paid for disposal of financial assets at fair value through profit or loss	-	(2,187)	-
Net cash used in investing activities	(7,058)	(760)	(6,956)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	-	11	-
Proceeds from unsecured borrowings	40,000	-	20,000
Repayments of unsecured borrowings	(20,000)	-	-
Proceeds from secured borrowings	37,000	-	27,000
Repayments of secured borrowings	(37,000)	-	(27,000)
Payment of lease liabilities	(504)	-	-
Net cash provided by financing activities	19,496	11	20,000
Effect of foreign currency exchange rate changes on cash and cash equivalents	(70)	255	112
Net increase (decrease) in cash and cash equivalents	(9,684)	1,783	15,491
Cash and cash equivalents at beginning of period	106,437	138,023	90,946
Cash and cash equivalents at end of period	$96,753	$139,806	$106,437

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2019	2018	2018
Revenues	$163,334	$162,851	$191,006
Gross profit	36,865	36,597	46,382
Add: Share-based compensation – cost of revenues	-	12	-
Gross profit excluding share-based compensation	36,865	36,609	46,382
Gross margin excluding share-based compensation	22.6%	22.5%	24.3%
Operating income (loss)	(3,377)	(3,244)	5,339
Add: Share-based compensation	19	91	19
Operating income (loss) excluding share-based compensation	(3,358)	(3,153)	5,358
Add: Acquisition-related charges –intangible assets amortization	470	246	310
Operating income (loss) excluding share-based compensation and acquisition-related charges	(2,888)	(2,907)	5,668
Operating margin excluding share-based compensation and acquisition-related charges	(1.8%)	(1.8%)	3.0%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(2,319)	(2,829)	8,463
Add: Share-based compensation, net of tax	15	79	15
Add: Acquisition-related charges, net of tax	348	175	232
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(1,956)	(2,575)	8,710
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(1.2%)	(1.6%)	4.6%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
* Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Loss Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2019
Diluted IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders	($0.013)
Add: Share-based compensation per ADS	$0.000
Add: Acquisition-related charges per ADS	$0.002

Diluted non-IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	($0.011)

Numbers do not add up due to rounding